FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 24, 2014

FAIRFAX TO ACQUIRE INDONESIAN INSURER

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announced today that it has, through its wholly-owned subsidiary Fairfax Asia Limited, entered into a share purchase agreement pursuant to which it will acquire 80% of PT Batavia Mitratama Insurance (“Batavia”), an Indonesian insurer.  The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2014.

Batavia is a general insurance company, based in Jakarta, Indonesia, specializing in vehicle coverage.  The acquisition is fully financed by Fairfax Asia and, on closing, Batavia will join the Fairfax Asia group under the leadership of its CEO, Ramaswamy Athappan.

“We are thrilled to have PT Batavia Mitratama join the Fairfax group and we look forward to working with the Bintoro family as our new partners,” said Prem Watsa, Chairman and CEO of Fairfax. “Batavia has a strong presence in the Indonesian insurance sector and this is a fantastic opportunity for us to expand our operations in the region.”

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:      John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946